FOR IMMEDIATE RELEASE	TSX:SLW
March 19, 2013	NYSE:SLW

NEW DETAILS PROVIDED FOR MARCH 22, 2013 CONFERENCE CALL;
SILVER WHEATON TO RELEASE 2012 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 21, 2013

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2012 full year results on Thursday, March 21, 2013, after market close.

A conference call will be held Friday, March 22, 2013, starting at 11:00 am (Eastern Time) to discuss these results. Please note that the phone numbers and pass codes for this call have been updated. To participate in the live call, please now use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	26000662
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	26000662
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com